Mail Stop 4561

August 12, 2008

Bonnie Herron
Chief Financial Officer
Intelligent Systems Corporation
4355 Shackleford Road
Norcross, GA 30093

  Re: **Intelligent Systems Corporation**
    Form 10-KSB for the Fiscal Year Ended December 31, 2007
    Form 10-QSB for the Fiscal Quarter Ended March 31, 2008
    Form 8-K Filed April 8, 2008
    File No. 001-09330

Dear Ms. Herron:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

      Sincerely,

      /s/ Stephen Krikorian

      Stephen Krikorian
      Accounting Branch Chief